Exhibit 99.1

September 13, 2021

SSR MINING announces POSITIVE EXPLORATION RESULTS At SEABEE, INCLUDING 19.16 g/t Au over 6.98 meters

Gap Hanging Wall Maiden Mineral Reserves and Santoy Hanging Wall Maiden Mineral Resources Expected in 2022

DENVER, CO - SSR Mining Inc. (NASDAQ/TSX: SSRM; ASX: SSR) (“SSR Mining” or “the Company”) is pleased to announce positive results from 127 drill holes for its Seabee mine and adjacent targets in Saskatchewan, Canada. SSR Mining is actively exploring its sizeable land positions surrounding its existing operating mines in Turkey, Canada and the US to leverage its existing infrastructure to advance low cost, brownfield development targets. This has been a very successful strategy for the Seabee operation historically, and the area continues to showcase additional exploration upside. The Santoy Mine is the current production feed for the Seabee processing plant, connected by a 15km haul road.

The Gap Hanging Wall (GHW) is being drilled from underground drives extending from the Santoy Mine. The GHW is targeted to be the next extension of the Santoy mine, with 300,000 ounces already classified as Indicated Mineral Resources and another 167,000 ounces classified as Inferred Mineral Resources. Current drilling is aimed to extend these Mineral Resources and convert them into Mineral Reserves in 2022. Intercepts in the GHW included:

•	SUG-20-920: 19.16 g/t Au over 6.98 meters
•	SUG-20-017: 12.14 g/t Au over 9.47 meters

The Santoy Hanging Wall (SHW) is the most recent discovery and current drilling from both surface and underground drives within the Santoy mine is aimed at proving the viability of this mining area as a potential future development of the Santoy Mine. If successful, a Mineral Resource will be declared in 2022. Intercepts in the SHW included:

•	JOY-20-918: 12.75 g/t Au over 2.83 meters
•	SUG-21-011: 11.31 g/t Au over 2.24 meters
•	SUG-21-018: 16.31 g/t Au over 3.56 meters

The Joker target sits to the south of the Santoy mine and drilling is focused on the continuity to the Santoy Mine. The Joker target has the potential to provide a substantial extension of the Santoy Mine beyond the GHW and SHW (potentially by more than 1km - See Figure 3). The exploration strategy is to prove continuity in 2021 and potentially proceed to resource definition drilling in 2022. Intercepts at Joker included:

•	BAT-20-017: 25.97 g/t Au over 1.49 meters from 8.52 meters
○	and 21.48 g/t Au over 0.75 meters from 12.55 meters
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Rod Antal, President and CEO said, “These results support our view that Seabee continues to host potential for significant mine life extension, well beyond that of the defined resources and reserves. Our teams are accelerating the exploration effort at Seabee to facilitate longer term investment decisions, including the possibility of increasing annual production rates. Future increases to Seabee production levels will be cost-effective given the combination of our excess capacity at the processing plant and the recently completed tailings dam expansion which provides capacity through 2031 at current production levels.”

In addition, SSR Mining continues exploration on the Fisher Properties, located immediately to the south of the 100% SSR owned Seabee claims. The Fisher Properties are 80% owned by SSR Mining and 20% by Taiga Gold Corporation. Targets on the Fisher property have the potential to provide additional plant feed beyond the Seabee license area. Early exploration at Fisher has been encouraging. Intercepts from the Fisher Properties included:

Yin (Fisher Properties - Seabee Mine - Canada)

•	YIN-20-002: 10.03 g/t Au over 2.50 meters from 87.00 meters

Mac North (Fisher Properties - Seabee Mine - Canada)

•	FIS-20-057: 3.95 g/t Au over 6.00 meters from 318.00 meters
•	FIS-20-061: 10.37 g/t Au over 1.00 meter from 613.00 meters
•	FIS-21-062: 3.51 g/t Au over 2.83 meters from 260.95 meters
•	FIS-21-064: 4.04 g/t Au over 2.98 meters from 134.90 meters
•	FIS-21-065: 22.99 g/t Au over 1.46 meters from 348.47 meters

N
Processing Facility
Santoy Mine
Haul Road
Seabee Mine
14 km
Joker
Winter Road
Fisher Camp
Mac North
0 km
5 km

Figure 1: Location of the Seabee property and infrastructure.

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Seabee, Saskatchewan

SSR Mining’s mineral holdings comprise a 100% owned parcel referred to as the Seabee claims and the 80% owned Fisher property. Since 2016, SSR Mining’s growth and development strategy has been to increase production by optimizing the milling and mining processes and exploring new mill feed sources.

Near mine exploration during the Exploration Period (May 14th, 2020 to June 30th, 2021) focused on Mineral Resource conversion at the Gap Hanging Wall (GHW) and exploration drilling along strike of the GHW resource in search of similar mineralized chutes along the Lizard Lake Pluton/Santoy Volcanic contact. The drilling efforts along strike of the GHW have successfully identified multiple, felsic-hosted, plunging chutes of economic interest. These new discoveries are collectively referred to as the Santoy Hanging Wall (SHW).

During the Exploration Period, 19 holes were drilled from underground drives infilling the GHW for a total of 7,180 meters. Drilling at the SHW was conducted from surface and underground. A total of 84 holes totaling 27,020 meters were drilled into the SHW target area during the Exploration Period.

Table 1. Select significant mineralized drill hole gold intercepts from Seabee Property.

Hole ID	From (m)	To (m)	Gold (g/t)	Interval (m)	EOH Depth (m)	Zone
JOY-20-918	238.20	242.00	12.75	2.83	261.00	SHW
JOY-20-919	179.60	184.80	7.63	4.54	237.00	SHW
JOY-20-922	183.00	188.50	4.38	4.52	246.00	SHW
JOY-20-924	173.90	178.10	5.42	3.91	216.00	SHW
JOY-21-933	187.60	198.10	3.92	8.13	252.00	SHW
JOY-21-934	201.80	211.00	4.49	7.48	240.00	SHW
JOY-21-938	229.30	235.50	3.11	4.37	273.00	SHW
JOY-21-940	232.90	236.80	4.06	2.68	330.00	SHW
SUG-20-009	298.90	300.70	11.28	1.16	360.00	GHW_C
SUG-20-016	177.90	193.50	4.94	9.71	258.00	GHW
SUG-20-017	213.50	226.70	12.14	9.47	297.00	GHW
SUG-20-018	258.70	263.00	3.84	3.18	333.00	GHW
SUG-20-019	305.70	309.00	12.96	2.56	355.50	GHW
SUG-20-022	234.10	266.00	5.21	21.10	294.00	SHW
SUG-20-027	266.20	286.10	3.71	8.38	384.00	SHW
SUG-20-029	241.50	250.50	7.67	6.38	324.50	SHW
SUG-20-602	538.50	541.00	4.93	2.06	699.00	GHW
SUG-20-920	157.90	166.80	19.16	6.98	228.00	GHW
SUG-20-921	190.20	204.00	4.64	11.40	273.00	GHW
SUG-20-922	234.00	244.50	4.65	8.74	330.00	GHW
SUG-20-924	136.40	156.00	5.03	14.11	216.00	GHW
SUG-20-932	168.50	174.00	9.32	5.31	213.00	SHW

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Hole ID	From (m)	To (m)	Gold (g/t)	Interval (m)	EOH Depth (m)	Zone
SUG-21-007	228.50	240.20	4.12	8.58	291.00	SHW
SUG-21-011	209.00	211.50	11.31	2.24	275.00	SHW
SUG-21-018	247.00	252.00	16.31	3.56	300.00	SHW
SUG-21-021	227.60	230.50	8.64	2.54	273.00	SHW 1
SUG-21-024	255.50	259.10	6.72	2.96	288.00	SHW 2
SUG-21-026	285.90	288.00	8.48	1.66	328.00	SHW 2
SUG-21-027	279.50	282.50	5.75	2.34	342.00	SHW 1
And	291.50	299.60	9.68	6.35	342.00	SHW 2
SUG-21-031	219.50	223.50	3.75	3.84	280.00	SHW 2
SUG-21-032	219.00	222.00	3.40	2.87	247.50	SHW 1
And	225.60	230.00	3.44	4.22	247.50	SHW 2
SUG-21-900	212.70	215.00	6.56	1.90	270.00	SHW
SUG-21-903	229.20	236.00	3.82	4.36	300.00	SHW
SUG-21-907	176.00	184.00	3.54	7.80	255.00	SHW 2
SUG-21-908	201.50	203.90	4.08	2.26	236.00	SHW 2
SUG-21-910	166.90	169.50	4.30	2.55	210.00	SHW 1
BAT-20-013	31.70	35.30	58.94	3.60	54.00	Joker
And	31.70	32.70	183.20	1.00	54.00	Joker
BAT-20-017	8.52	10.01	25.97	1.49	333.00	Joker
And	12.55	13.30	21.48	0.75	333.00	Joker

Notes: Drillholes presented in this table have gram meter product greater than 9 and grade of at least 3 g/t gold with a maximum internal dilution of 2m. For the GHW and SHW targets, interval width represents true width intersections. For the Joker area, width in meters represents downhole intersected length, which may or may not be a true thickness of the mineralization. Gold values cut to 75 g/t gold for SUG drillholes at Seabee. For complete drillhole results for the GHW, SHW, and Joker targets during the Exploration Period, see Appendix Tables 3 and 4.

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Figure 2. Longitudinal section showing the current Gap Hanging Wall resource outline and highlighted recent drill results.

Outside the mine area, superseding screen fire assay (SFA) results were received for an intersection previously reported for Batman Lake diamond drilling completed in Q1 2020. The SFA method more accurately measures the coarse gold contribution than standard fire assay. The previously reported Joker Zone intersection from BAT-20-013 (3.6 meters of 37.95 g/t gold) increased in grade to 58.94 g/t gold in the results, including a 1 meter interval of 183.2 g/t gold from SFA analysis (Table 1). A new Joker Zone result from 40 meters north step-out hole BAT-20-017, drilled in Q1 2020, contained 1.49 meters grading 25.97 g/t gold and 0.75 meters grading 21.48 g/t gold.

In Q1 2021, a 907m drill program tested approximately 400m of strike-length along the Joker target north of the high-grade intercepts reported below (Figure 3). Gold mineralization was intersected in 4 of 8 holes completed along the Joker trend in zones up to 3m wide with visible gold and will be followed-up with additional drill testing in 2021.

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Figure 3. Long-section of the Joker target from the Seabee Gold Operation highlighting significant drill hole intercepts for the Exploration Period.

Overview of Joker Mineralization Style

Located approximately 1km south of the Santoy Mine Complex, the Joker Zone occurs within a sheared diorite-phase of the Lizard Lake pluton. Joker surface exploration results include several high-grade soil samples up to 7 g/t gold coincident with rock samples up to 29 g/t gold, and SSR Mining is now in the early stages of drill testing the target. The mineralization style shares similarities to the Gap Hanging Wall deposit characterized by quartz veins hosting significant visible gold with up to 10% sulfide as found in both BAT-20-013 and BAT-20-017. Common accessory sulfides include pyrite, chalcopyrite and pyrrhotite.

Fisher Gold Property, Saskatchewan

SSR Mining’s exploration objective at Fisher is to discover additional sources of ore feed for processing at the Seabee mill. During the Exploration Period, superseding SFA results were received for an intersection previously reported in the 9,463 meter Fisher drilling program completed in Q1 2020. The intersection from FIS-20-053 previously reported 1.92 meters at 9.1 g/t gold in the Mac North target, which increased in grade to 10.26 g/t gold, including a 0.50 meter interval grading 31.82 g/t gold from SFA analysis. At the Yin Zone, YIN-20-002 was resampled after yielding anomalous grade in widely spaced composite sampling. Resampling results yielded 2.50 meters at 10.03 g/t gold. This hole is approximately a 250 meter step-out hole from a previously reported zone in YIN-20-004 that assayed 2.29m at 13.74 g/t gold. Table 2 shows several other new SFA results from the Q1 2020 Fisher drill program along with more recent results described below.

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Table 2. Significant mineralized drill hole gold intercepts from Fisher Gold Property, Saskatchewan for the Exploration Period.

Hole ID	From (m)	To (m)	Gold (g/t)	Interval (m)	EOH Depth (m)	Zone
FIS-20-051	170.09	170.59	18.70	0.50	225.00	Mac N HW
FIS-20-053	253.63	255.55	10.26	1.92	462.00	Mac N
Including	255.05	255.55	31.82	0.50	462.00	Mac N
FIS-20-057	318.00	324.00	3.95	6.00	486.00	Mac N
Including	320.50	324.00	4.82	3.50	486.00	Mac N
FIS-20-061	613.00	614.00	10.37	1.00	761.00	Mac N
FIS-21-062	260.95	263.78	3.51	2.83	314.12	Mac N
FIS-21-064	134.90	137.88	4.04	2.98	155.00	Mac N
FIS-21-065	348.47	349.93	22.99	1.46	412.97	Mac N
YIN-20-002	87.00	89.50	10.03	2.50	159.00	Yin

Notes: Drillholes presented in this table have gram meter product greater than 9 and grade of at least 3 g/t gold with a maximum internal dilution of 2m. Width in meters represents downhole intersected length, which may or may not be a true thickness of the mineralization. For complete drillhole results for the Fisher property during the Exploration Period, see Appendix Table 5.

Since late 2020, SSR Mining completed a 4,726 meter diamond drill program at the Mac North target to build continuity on Q1 2020 drill intersections. New results from the program include the widest visible gold bearing intercept drilled to-date on the Fisher Gold Property in FIS-20-057. This hole assayed 6.0 meters at 3.95 g/t including 3.5 meters at 4.82 g/t. Mineralization includes multiple occurrences of visible gold within sheeted quartz veins over a drilled width of 8.7 meters. The intersection is approximately a 100 meter step-out from hole FIS-20-053 noted above (1.92 meters at 10.26 g/t Au). Drilling also yielded deeper intercepts at the Mac North target below 500 vertical meters such as FIS-20-060 hosting visible gold and FIS-20-061 assaying 1.0 meter at 10.37 g/t Au, further demonstrating the structural continuity of this early stage target.

The Mac North program included four holes exploring the up-plunge continuity below Oolong Lake that yielded three economic intercepts including the highest gram meter zone intersected to-date at the Fisher property in hole FIS-21-065. This zone assayed 1.46 meters at 22.99 g/t gold with significant visible gold further confirming the high-grade potential of the Mac trend. Additionally, hole FIS-21-062 hosted visible gold and assayed 2.83 meters at 3.51 g/t gold. Hole FIS-21-064 pierced approximately 100 meters above the next-to-shallowest drill hole and was successful in extending known mineralization to within 80 meters from surface assaying 2.98 meters at 4.04 g/t gold.

The 2.5km long Mac trend will continue to be drill tested in 2021 targeting the discovery of new high-grade mineralized shoots.

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Figure 4. Long-section of the Mac North target from the Fisher Gold Property highlighting significant drill hole intercepts for the Exploration Period.

Fisher Overview of Mac North Mineralization Style

The Mac North area is located approximately 9km south of the Santoy Mine Complex along the same Santoy Shear zone. The host-rocks to the Mac North zone, consisting of mafic meta-volcanic rocks intruded by a granodiorite sheeted sill complex, appear nearly identical to those of the Santoy Gap and 8 Deep deposits that are currently in production. Shear-hosted quartz-veins containing fine to coarse visible gold with up to 10% sulfide are the dominant mineralization style. Accessory sulfides are pyrite, chalcopyrite and pyrrhotite. Meta-volcanic rocks show a diopside-plagioclase-titanite alteration assemblage, which envelopes the Mac North mineralized zone similar to that observed at the Santoy Mine Complex.

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Sampling and Analytical Procedures

All drill samples in respect of the Seabee Gold Operation (“SGO”) underground drilling program and some samples from the surface program were assayed by our onsite non-accredited assay laboratory, which is not independent from SSR Mining. Surface drilling samples not analyzed by our onsite assay laboratory were analyzed at TSL Laboratories Inc. (“TSL”) in Saskatoon, Saskatchewan, which also serves as the QAQC laboratory for our onsite lab. Duplicate check assays were conducted at site as well as at TSL, which is independent from SSR Mining. Mean results of the spot checks were consistent with those reported. Sampling interval was established by minimum or maximum sampling lengths and geological and/or structural criteria.

SGO site lab typically prepares two hundred-gram samples that were pulverized until greater than 80 percent passed through a 150-mesh screen. Thirty-gram pulp samples were then analyzed for gold by fire assay with gravimetric finish (0.01 g/t gold detection limit). TSL prepares a minus-150 mesh pulp (95% passing) weighing 250 grams from a minus 10 mesh coarse crush reject. Fire assay with Atomic Absorption finish was completed on a 30-gram aliquot to produce gold analytical results with a 0.005 g/t gold detection limit. Fire assay with gravimetric finish was prepared on those samples with greater than 3 g/t gold.

External review of data and processes relating to Seabee, Fisher and Amisk exploration data has been completed by independent consultant Jason Craven in November 2020. There were no adverse material results detected and the QA/QC indicates the information collected is acceptable, and the database can be used for further studies.

Qualified Persons

The exploration results disclosed in this document were prepared under the supervision and approved by Dr. Cengiz Y. Demirci, AIPG Registered Member and a CPG (Certified Professional Geologist), and VP Exploration at SSR Mining. Dr. Demirci has sufficient experience that is relevant to the style of mineralization and type of deposit under consideration and is a qualified person pursuant to National Instrument 43-101 (“NI 43-101”).

The scientific and technical data contained in this news release relating to the Seabee Gold Operation has been reviewed and approved by Jeffrey Kulas, P. Geo., a qualified person under NI 43-101. Mr. Kulas is our Manager Geology, Mining Operations at the Seabee Gold Operation. All technical data related to regional exploration at the Seabee Gold Operation, on the Fisher property and on the Amisk Property has been reviewed and approved by Jason Craven, P.Geo., a qualified person under NI 43-101, Mr. Craven is a Senior Geologist at Axiom Exploration Consulting. The qualified persons have verified the information disclosed herein, including the sampling, preparation, security and analytical procedures underlying such information, and are not aware of any significant risks and uncertainties that could be expected to affect the reliability or confidence in the information discussed herein.

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About SSR Mining

SSR Mining Inc. is a leading, free cash flow focused intermediate gold company with four producing assets located in the USA, Turkey, Canada, and Argentina, combined with a global pipeline of high-quality development and exploration assets in the USA, Turkey, Mexico, Peru, and Canada. In 2020, the four operating assets produced approximately 711,000 gold-equivalent ounces. SSR Mining is listed under the ticker symbol SSRM on the NASDAQ and the TSX, and SSR on the ASX.

SOURCE: SSR Mining Inc.

SSR Mining Contacts

F. Edward Farid, Executive Vice President, Chief Corporate Development Officer

Alex Hunchak, Director, Corporate Development and Investor Relations

SSR Mining Inc.

E-Mail: invest@ssrmining.com

Phone: +1 (416) 306-5789

To receive SSR Mining's news releases by e-mail, please register using the SSR Mining website at www.ssrmining.com.

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Cautionary Note Regarding Forward-Looking Information

Except for statements of historical fact relating to the Company, certain statements contained in this press release constitute forward-looking information, future oriented financial information, or financial outlooks (collectively “forward-looking information”) within the meaning of Canadian securities laws. Forward-looking information may be contained in this document and the Company’s other public filings. Forward-looking information relates to statements concerning the Company’s outlook and anticipated events or results and in some cases, can be identified by terminology such as “may”, “will”, “could”, “should”, “expect”, “plan”, “anticipate”, “believe”, “intend”, “estimate”, “projects”, “predict”, “potential”, “continue” or other similar expressions concerning matters that are not historical facts.

Forward-looking information in this press release is based on certain key expectations and assumptions made by the Company. Although the Company believes that the expectations and assumptions on which such forward-looking information is based are reasonable, undue reliance should not be placed on the forward-looking information because the Company can give no assurance that they will prove to be correct. Forward-looking information is subject to various risks and uncertainties which could cause actual results and experience to differ materially from the anticipated results or expectations expressed in this press release. The key risks and uncertainties include, but are not limited to: local and global political and economic conditions; governmental and regulatory requirements and actions by governmental authorities, including changes in government policy, government ownership requirements, changes in environmental, tax and other laws or regulations and the interpretation thereof; developments with respect to COVID-19 pandemic, including the duration, severity and scope of the pandemic and potential impacts on mining operations; and other risk factors detailed from time to time in the Company’s reports filed with the Canadian securities regulatory authorities.

Forward-looking information in this press release include statements concerning, among other things: forecasts; outlook; timing of production; production, cost, operating and capital expenditure guidance; the Company’s intention to return excess attributable free cash flow to shareholders; the timing and implementation of the Company’s dividend policy; the implementation of any share buyback program and the amount thereof; statements regarding plans or expectations for the declaration of future dividends and the amount thereof; future cash costs and all in sustaining costs (“AISC”) per ounce of gold, silver and other metals sold; the prices of gold, silver and other metals; Mineral Resources, Mineral Reserves, realization of Mineral Reserves, and the existence or realization of Mineral Resource estimates; the Company’s ability to discover new areas of mineralization; the timing and extent of capital investment at the Company’s operations; the timing and extent of capitalized stripping at the Company’s operations; the timing of production and production levels and the results of the Company’s exploration and development programs; current financial resources being sufficient to carry out plans, commitments and business requirements for the next twelve months; movements in commodity prices not impacting the value of any financial instruments; estimated production rates for gold, silver and other metals produced by the Company; the estimated cost of sustaining capital; availability of sufficient financing; receipt of regulatory approvals; the timing of studies, announcements, and analysis; the timing of construction and development of proposed mines and process facilities; ongoing or future development plans and capital replacement; estimates of expected or anticipated economic returns from the Company’s mining projects, including future sales of metals, concentrate or other products produced by the Company and the timing thereof; the Company’s plans and expectations for its properties and operations; and all other timing, exploration, development, operational, financial, budgetary, economic, legal, social, environmental, regulatory, and political matters that may influence or be influenced by future events or conditions.

Such forward-looking information is based on a number of material factors and assumptions, including, but not limited in any manner to, those disclosed in any other of the Company’s filings, and include: the inherent speculative nature of exploration results; the ability to explore; communications with local stakeholders; maintaining community and governmental relations; status of negotiations and potential transactions, including joint ventures; weather conditions at the Company’s operations; commodity prices; the ultimate determination of and realization of Mineral Reserves; existence or realization of Mineral Resources; the development approach; availability and receipt of required approvals, titles, licenses and permits; sufficient working capital to develop and operate the mines and implement development plans; access to adequate services and supplies; foreign currency exchange rates; interest rates; access to capital markets and associated cost of funds; availability of a qualified work force; ability to negotiate, finalize, and execute relevant agreements; lack of social opposition to the Company’s mines or facilities; lack of legal challenges with respect to the Company’s properties; the timing and amount of future production; the ability to meet production, cost, and capital expenditure targets; timing and ability to produce studies and analyses; capital and operating expenditures; economic conditions; availability of sufficient financing; the ultimate ability to mine, process, and sell mineral products on economically favorable terms; and any and all other timing, exploration, development, operational, financial, budgetary, economic, legal, social, geopolitical, regulatory and political factors that may influence future events or conditions. While the Company considers these factors and assumptions to be reasonable based on information currently available to the Company, they may prove to be incorrect.

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The above list is not exhaustive of the factors that may affect any of the Company’s forward-looking information. You should not place undue reliance on forward-looking information. Forward-looking information is only a prediction based on the Company’s current expectations and the Company’s projections about future events. Actual results may vary from such forward-looking information for a variety of reasons including, but not limited to, risks and uncertainties disclosed in the Company’s filings on the Company’s website at www.ssrmining.com, on SEDAR at www.sedar.com, on EDGAR at www.sec.gov and on the ASX at www.asx.com.au and other unforeseen events or circumstances. Other than as required by law, the Company does not intend, and undertake no obligation to update any forward-looking information to reflect, among other things, new information or future events.

All references to “$” in this press release are to U.S. dollars unless otherwise stated.

This press release includes Mineral Reserves and Mineral Resources classification terms that comply with reporting standards in Canada and the Mineral Reserves and the Mineral Resources estimates are made in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the requirements of the SEC set out in the SEC rules that are applicable to domestic United States reporting companies. Consequently, Mineral Reserves and Mineral Resources information included in this press release may not be comparable to similar information that would generally be disclosed by domestic U.S. reporting companies subject to the reporting and disclosure requirements of the SEC. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

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Table 3. All reported drillholes completed at Gap Hanging Wall (GHW) and Santoy Hanging Wall (SHW) during the Exploration Period

Hole ID	From (m)	To (m)	Gold (g/t)	True Width Intercept (m)	EOH Depth (m)	Zone
JOY-20-916	730.40	736.40	1.51	2.38	762.00	GHW
JOY-20-917	160.00	164.20	0.86	3.52	225.00	SHW
JOY-20-918	238.20	242.00	12.75	2.83	261.00	SHW
JOY-20-919	179.60	184.80	7.63	4.54	237.00	SHW
JOY-20-920	269.30	272.50	3.89	2.16	342.00	SHW
JOY-20-921	171.70	177.60	0.25	5.41	210.00	SHW
JOY-20-922	183.00	188.50	4.38	4.52	246.00	SHW
JOY-20-923	227.90	237.10	0.68	5.60	345.00	SHW
JOY-20-924	173.90	178.10	5.42	3.91	216.00	SHW
JOY-20-925	178.60	184.60	1.19	4.77	282.00	SHW
JOY-21-932	212.00	222.10	0.75	7.09	261.00	SHW
JOY-21-933	187.60	198.10	3.92	8.13	252.00	SHW
JOY-21-934	201.80	211.00	4.49	7.48	240.00	SHW
JOY-21-935	188.60	196.40	0.92	6.58	240.00	SHW
JOY-21-936	228.60	238.90	1.57	6.74	282.00	SHW
JOY-21-937	220.80	229.10	1.16	5.72	279.00	SHW
JOY-21-938	229.30	235.50	3.11	4.37	273.00	SHW
JOY-21-939	293.50	298.00	0.86	2.61	387.00	SHW
JOY-21-940	232.90	236.80	4.06	2.68	330.00	SHW
JOY-21-941	268.30	273.80	0.92	3.66	321.00	SHW
JOY-21-942	223.80	227.00	0.83	2.58	276.00	SHW
JOY-21-943	294.40	295.50	2.05	0.62	390.00	SHW
JOY-21-944	55.50	56.50	0.01	0.71	115.00	SHW
JOY-21-945	66.90	71.00	0.01	2.37	135.00	SHW
JOY-21-946	43.40	47.40	1.83	3.31	72.00	SHW
JOY-21-947	58.00	59.50	0.27	0.97	84.00	SHW
JOY-21-948	115.40	119.00	0.72	1.50	185.00	SHW
SUG-20-009	249.30	252.50	0.01	2.07	360.00	GHW_A
And	264.00	272.00	1.97	5.17	360.00	GHW_B
And	298.90	300.70	11.28	1.16	360.00	GHW_C
SUG-20-010	324.60	336.30	0.22	8.58	480.00	GHW_A
And	366.80	372.40	0.01	4.08	480.00	GHW_B
And	414.80	418.60	0.03	2.71	480.00	GHW_C
SUG-20-012	288.00	319.50	0.21	20.67	336.00	GHW
SUG-20-013	366.00	387.60	0.49	16.42	457.00	GHW
SUG-20-015	167.50	179.70	2.09	7.07	243.00	GHW
SUG-20-016	177.90	193.50	4.94	9.71	258.00	GHW

13

Hole ID	From (m)	To (m)	Gold (g/t)	True Width Intercept (m)	EOH Depth (m)	Zone
SUG-20-017	213.50	226.70	12.14	9.47	297.00	GHW
SUG-20-018	258.70	263.00	3.84	3.18	333.00	GHW
SUG-20-019	305.70	309.00	12.96	2.56	355.50	GHW
SUG-20-020	364.70	378.00	0.08	9.79	420.00	GHW
SUG-20-022	234.10	266.00	5.21	21.10	294.00	SHW
SUG-20-023	261.80	277.50	0.01	9.90	359.00	SHW
SUG-20-024	338.50	347.80	0.01	4.04	426.00	SHW
SUG-20-025	186.10	211.80	1.17	21.02	264.00	SHW
SUG-20-026	232.50	244.70	0.01	7.47	321.00	SHW
SUG-20-027	266.20	286.10	3.71	8.38	384.00	SHW
SUG-20-028	213.00	232.50	0.02	14.09	306.00	SHW
SUG-20-029	241.50	250.50	7.67	6.38	324.50	SHW
SUG-20-602	538.50	541.00	4.93	2.06	699.00	GHW
SUG-20-603	696.00	711.40	0.35	12.09	795.00	SHW
SUG-20-604	882.20	888.00	0.01	3.73	933.00	SHW
SUG-20-605	468.00	471.30	1.83	2.95	651.00	SHW
SUG-20-606	552.00	567.00	0.94	12.18	630.00	SHW
SUG-20-920	157.90	166.80	19.16	6.98	228.00	GHW
SUG-20-921	190.20	204.00	4.64	11.40	273.00	GHW
SUG-20-922	234.00	244.50	4.65	8.74	330.00	GHW
SUG-20-923	176.30	185.50	2.60	6.92	231.00	GHW
SUG-20-924	136.40	156.00	5.03	14.11	216.00	GHW
SUG-20-925	209.20	270.00	0.91	46.31	487.00	GHW
SUG-20-926	152.40	203.00	1.51	38.02	414.00	GHW
SUG-20-927	230.60	254.00	0.20	19.22	684.00	SHW
SUG-20-928	211.50	222.90	1.39	10.09	589.00	SHW
SUG-20-929	258.00	266.00	0.01	6.29	592.00	SHW 1
And	510.00	512.90	2.95	2.32	592.00	SHW 2
SUG-20-930	203.30	212.80	1.72	8.71	567.00	SHW
SUG-20-931	208.90	215.50	2.01	5.73	519.00	SHW
SUG-20-932	168.50	174.00	9.32	5.31	213.00	SHW
SUG-21-007	228.50	240.20	4.12	8.58	291.00	SHW
SUG-21-008	327.30	330.00	0.01	1.32	390.00	SHW
SUG-21-009	222.00	224.50	1.43	2.32	270.00	SHW
SUG-21-010	222.00	225.00	0.98	2.77	273.00	SHW
SUG-21-011	209.00	211.50	11.31	2.24	275.00	SHW
SUG-21-012	225.00	229.00	1.28	3.73	270.00	SHW
SUG-21-013	229.00	232.30	0.72	3.00	270.00	SHW
SUG-21-014	250.00	251.90	0.37	1.61	273.00	SHW
SUG-21-015	249.50	253.50	0.01	3.35	294.00	SHW

14

Hole ID	From (m)	To (m)	Gold (g/t)	True Width Intercept (m)	EOH Depth (m)	Zone
SUG-21-016	255.60	258.40	0.06	2.30	291.00	SHW
SUG-21-017	248.00	259.50	0.03	8.40	291.00	SHW
SUG-21-018	247.00	252.00	16.31	3.56	300.00	SHW
SUG-21-019	270.00	272.00	1.87	1.30	315.00	SHW
SUG-21-020	260.00	265.50	1.50	3.66	315.00	SHW
SUG-21-021	227.60	230.50	8.64	2.54	273.00	SHW 1
SUG-21-022	238.10	244.00	0.04	4.88	282.00	SHW 1
SUG-21-023	231.00	235.00	1.95	3.40	270.00	SHW 1
And	243.00	247.50	1.60	3.85	270.00	SHW 2
SUG-21-024	239.00	244.00	2.01	4.09	288.00	SHW 1
And	255.50	259.10	6.72	2.96	288.00	SHW 2
SUG-21-025	239.00	244.80	0.42	4.57	294.00	SHW 1
And	249.50	254.50	2.11	3.97	294.00	SHW 2
SUG-21-026	265.90	270.00	0.74	3.21	328.00	SHW 1
And	285.90	288.00	8.48	1.66	328.00	SHW 2
SUG-21-027	279.50	282.50	5.75	2.34	342.00	SHW 1
And	291.50	299.60	9.68	6.35	342.00	SHW 2
SUG-21-028	294.40	297.50	0.19	2.34	348.00	SHW 1
And	303.00	309.00	1.05	4.57	348.00	SHW 2
SUG-21-029	312.70	313.00	0.01	0.21	375.00	SHW 1
And	333.50	336.40	1.68	2.12	375.00	SHW 2
SUG-21-030	352.50	354.00	0.01	0.98	390.00	SHW 1
SUG-21-031	199.50	201.50	0.30	1.91	280.00	SHW 1
And	219.50	223.50	3.75	3.84	280.00	SHW 2
SUG-21-032	219.00	222.00	3.40	2.87	247.50	SHW 1
And	225.60	230.00	3.44	4.22	247.50	SHW 2
SUG-21-033	216.00	220.80	0.68	4.62	246.00	SHW 1
SUG-21-034	212.90	217.80	1.18	4.69	275.00	SHW 1
And	224.00	225.70	2.83	1.63	275.00	SHW 2
SUG-21-900	212.70	215.00	6.56	1.90	270.00	SHW
SUG-21-901	270.00	286.00	0.15	12.21	330.00	SHW
SUG-21-902	256.60	260.00	0.04	2.23	357.00	SHW
SUG-21-903	229.20	236.00	3.82	4.36	300.00	SHW
SUG-21-904	233.50	237.70	0.28	3.60	291.00	SHW
SUG-21-905	212.20	218.60	0.14	5.85	294.00	SHW 1
And	226.60	230.50	1.66	3.58	294.00	SHW 2
SUG-21-906	193.50	196.60	0.46	2.79	264.00	SHW 1
And	205.40	209.00	1.87	3.24	264.00	SHW 2
SUG-21-907	163.40	167.50	2.47	3.98	255.00	SHW 1
And	176.00	184.00	3.54	7.80	255.00	SHW 2

15

Hole ID	From (m)	To (m)	Gold (g/t)	True Width Intercept (m)	EOH Depth (m)	Zone
SUG-21-908	189.00	192.00	1.77	2.83	236.00	SHW 1
And	201.50	203.90	4.08	2.26	236.00	SHW 2
SUG-21-909	190.10	195.50	0.06	4.96	240.00	SHW 1
And	207.00	211.90	1.06	4.50	240.00	SHW 2
SUG-21-910	166.90	169.50	4.30	2.55	210.00	SHW 1
And	174.00	181.00	2.53	6.86	210.00	SHW 2
SUG-21-911	213.00	215.00	3.65	1.68	279.00	SHW

Table 4. All reported drillholes completed at the Joker target during the Exploration Period.

Hole ID	From (m)	To (m)	Gold (g/t)	Interval (m)	Zone	EOH Depth (m)	Comments
BAT-20-007	250.50	251.00	8.57	0.50	Riddler East	348.00	Revised - Previously Released Intercept, Visible Gold
BAT-20-013	31.70	35.30	58.94	3.60	Joker West	54.00	Revised - Previously Released Intercept, Visible Gold
Including	31.70	32.70	183.20	1.00	Joker West	54.00	Revised - Previously Released Intercept, Visible Gold
BAT-20-017	8.52	10.01	25.97	1.49	Joker West	333.00	New Intercept, Visible Gold
And	12.55	13.30	21.48	0.75	Joker West	333.00	New Intercept, Visible Gold
BAT-21-018	NSI					104.43	New Intercept
BAT-21-019	NSI					161.43	New Intercept
BAT-21-020	NSI					101.12	New Intercept
BAT-21-021	NSI					98.17	New Intercept
BAT-21-022	25.88	29.50	0.54	3.62	Joker West	104.30	New Intercept, Visible Gold
Including	27.85	28.35	1.58	0.50	Joker West	104.30	New Intercept, Visible Gold
BAT-21-023	9.80	10.80	8.85	1.00	Joker West	101.30	New Intercept
BAT-21-024	21.00	22.00	4.01	1.00	Joker West	125.25	New Intercept, Visible Gold
And	54.66	55.66	1.58	1.00	Joker West	125.25	New Intercept
BAT-21-025	38.52	39.52	1.82	1.00	Joker West	182.29	New Intercept, Visible Gold
And	100.60	101.10	4.33	0.50	Joker West	182.29	New Intercept, Visible Gold

16

Table 5. All reported drillholes completed at the Fisher Properties during the Exploration Period.

Hole ID	From (m)	To (m)	Gold (g/t)	Interval (m)	Zone	EOH Depth (m)	Comments
FIS-20-051	170.09	170.59	18.70	0.50	Mac North HW	225.00	Revised - Previously Released Intercept
FIS-20-053	253.63	255.55	10.26	1.92	Mac North	462.00	Revised - Previously Released Intercept, Visible Gold
Including	255.05	255.55	31.82	0.50	Mac North	462.00	Revised - Previously Released Intercept, Visible Gold
FIS-20-056	NSI					501.00	New Intercept
FIS-20-057	318.00	324.00	3.95	6.00	Mac North	486.00	New Intercept, Visible Gold
Including	320.50	324.00	4.82	3.50	Mac North	486.00	New Intercept, Visible Gold
FIS-21-058	NSI					545.00	New Intercept
FIS-21-059	NSI					635.00	New Intercept
FIS-21-060	776.04	776.61	5.86	0.57	Mac North	896.00	New Intercept, Visible Gold
FIS-21-061	613.00	614.00	10.37	1.00	Mac North	761.00	New Intercept
FIS-21-062	260.95	263.78	3.51	2.83	Mac North	314.12	New Intercept, Visible Gold
FIS-21-063	157.74	158.74	1.65	1.00	Mac North	202.62	New Intercept
FIS-21-064	132.00	133.00	2.50	1.00	Mac North	155.00	New Intercept
And	134.25	134.90	2.47	0.65	Mac North	155.00	New Intercept
And	134.90	137.88	4.04	2.98	Mac North	155.00	New Intercept
FIS-21-065	341.80	342.80	1.44	1.00	Mac North	412.97	New Intercept, Visible Gold
And	344.80	345.80	2.13	1.00	Mac North	412.97	New Intercept
And	348.47	349.93	22.99	1.46	Mac North	412.97	New Intercept, Visible Gold
YIN-20-002	87.00	89.50	10.03	2.50	Yin	159.00	New Intercept

17

Table 6. Supporting drill collar coordinates for surface drill holes at Seabee, Joker and Fisher properties. Coordinates based on NAD83 UTM Zone 13N. Elevation datum is CGG2013.

Hole ID	Easting	Northing	Elevation	Azimuth	Dip	End of Hole (m)
BAT-20-007	600521.15	6169093.64	449.00	252.00	-52.00	348.00
BAT-20-013	600447.91	6168879.10	451.00	266.00	-62.00	54.00
BAT-20-017	600440.00	6168920.00	451.00	240.00	-63.00	333.00
BAT-21-018	600468.19	6168901.58	452.27	260.00	-68.00	104.43
BAT-21-019	600469.55	6168900.81	452.68	200.00	-75.00	161.43
BAT-21-020	600471.22	6168945.00	452.17	260.00	-58.00	101.12
BAT-21-021	600436.66	6168966.85	451.53	260.00	-50.00	98.17
BAT-21-022	600426.35	6169112.16	452.22	228.00	-50.00	104.30
BAT-21-023	600426.86	6169128.10	452.34	260.00	-50.00	101.30
BAT-21-024	600427.52	6169199.08	455.92	260.00	-50.00	125.25
BAT-21-025	600350.96	6169219.05	458.71	42.00	-50.00	182.29
FIS-20-051	603743.17	6161959.99	423.82	228.00	-64.00	182.29
FIS-20-053	603630.55	6161257.76	426.00	39.00	-47.00	225.00
FIS-20-056	603629.10	6161151.01	438.58	45.00	-49.00	462.00
FIS-20-057	603556.74	6161366.40	426.71	57.00	-49.00	501.00
FIS-21-058	604055.74	6161419.06	420.81	237.00	-59.00	486.00
FIS-21-059	603924.09	6161740.67	417.07	230.00	-74.00	545.00
FIS-21-060	604020.84	6161561.11	415.18	230.00	-80.00	635.00
FIS-21-061	604018.60	6161566.63	414.11	254.00	-74.00	896.00
FIS-21-062	603864.92	6161410.96	422.84	231.00	-73.00	761.00
FIS-21-063	603860.45	6161472.69	422.97	255.00	-49.00	314.12
FIS-21-064	603818.34	6161449.48	424.03	221.00	-52.00	202.62
FIS-21-065	603596.10	6161298.85	430.84	55.00	-51.00	155.00
YIN-20-002	601663.77	6166696.71	453.00	259.00	-54.00	412.97

18